Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and ratio of combined fixed charges and preference dividends to earnings for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.  As the ratio of earnings to fixed charges indicates less than one-to-one coverage, we have provided the coverage deficiency amounts.  Earnings are the sum of (i) net loss attributable to common stockholders and (ii) fixed charges.  Fixed charges are the portion of operating lease rental expense that is representative of interest.

	Year Ended December 31,
	1999	2000	2001	2002	2003

Net loss attributable to common stockholders	$(20,901)	$(23,361)	$(20,144)	$(25,769)	$(23,127)
Interest expense on portion of rent	34	40	59	39	—

Earnings, as adjusted	$(20,867)	$(23,321)	$(20,085)	$(25,730)	$(23,127)

Interest expense on portion of rent	34	40	59	39	—

Total fixed charges	$34	$40	$59	$39	$—

Preferred dividends	—	—	—	—	—

Ratio of earnings to fixed charges	—	—	—	—	—

Ratio of combined fixed charges and preference dividends to earnings	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(20,901)	$(23,361)	$(20,144)	$(25,769)	$(23,127)